UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Appointment of Director

Evogene Ltd., or the Company, reports that Professor Oded Shoseyov has been appointed to the Company’s board of directors, or the Board, effective November 13, 2018.

Prof. Shoseyov is a world renowned scientist and a faculty member of the Hebrew University of Jerusalem. Prof. Shoseyov conducts research in plant molecular biology protein engineering and nano-biotechnology. Prof. Shoseyov received the Outstanding Scientist Polak Award for 2002, the Kay Award for Innovative and Applied Research in 1999 and 2010, and the 2012 Israel Prime Minister Citation for Entrepreneurship and Innovation. He is the scientific founder of 12 companies, including Futuragene and Collplant.

The appointment of Prof. Shoseyov was made by the Board pursuant to its authority under the Company’s articles of association. Professor Shoseyov will initially serve until the next general meeting of shareholders, at which time he may be nominated for reelection.

Appointment of Officer

The Company furthermore reports that Dr. Eyal Emmanuel has been appointed as the Company’s VP of Corporate Strategy.

Dr. Emmanuel holds a Ph.D. from the Weizmann Institute of Science, and an MBA from the College of Management institute. Dr. Emmanuel held several R&D positions in Evogene between May 2006 and October 2017, including Executive R&D Crop Protection and Chief Science Officer. From October 2017 through September 2018, he served as SVP Scouting, Ideation & Technology Evaluation with the Yissum Research and Development Company of the Hebrew University and as CTO of its Agrinnovation fund.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2018	EVOGENE LTD. (Registrant) By: /s/ Alex Taskar —————————————— Alex Taskar Chief Financial Officer